Exhibit 99.1

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2	Date of Material Change

October 27, 2015.

Item 3	News Release

A news release was disseminated through Marketwired on October 27, 2015 and filed on SEDAR.

Item 4	Summary of Material Change

On October 27, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters pursuant to which they agreed to purchase, on a bought deal basis, 8,772,000 units (the “Units”) of the Company at a price of US$2.85 per Unit, for aggregate gross proceeds to Sandstorm of US$25 million (the “Offering”). In addition, Sandstorm granted the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,315,800 Units on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. The Offering closed on November 3, 2015. The Over-Allotment Option was exercised in full, resulting in aggregate gross proceeds to Sandstorm of US$28.75 million.

Item 5	Full Description of Material Change

On October 27, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and BMO Capital Markets, pursuant to which they agreed to purchase, on a bought deal basis, 8,772,000 Units at a price of US$2.85 per Unit, for aggregate gross proceeds to Sandstorm of US$25 million. In addition, Sandstorm granted the underwriters the Over-Allotment Option. Each Unit consists of one common share of Sandstorm (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of Sandstorm at a price of US$4.00 at any time prior to the date which is five years following completion of the Offering (being November 3, 2020).

The Units issued under the Offering were offered by way of an amended and restated prospectus supplement and an accompanying base shelf prospectus in all of the provinces of Canada, other than Quebec, and were offered in the United States pursuant to an amended and restated prospectus supplement and an accompanying base shelf prospectus filed as part of an effective shelf registration statement filed with the Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system.

The Company listed the Common Shares, the Warrants and the Warrant Shares on the Toronto Stock Exchange. The Company also listed the Common Shares and the Warrant Shares on the NYSE MKT. There is no market in the United States through which the Warrants may be sold. This may affect the pricing of the Warrants in the United States secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

The Company plans to use the majority of the net proceeds from the Offering to reduce the balance of its revolving credit facility, which facility was used in funding the acquisition of production streams from up to five projects from Yamana Gold Inc. (announced October 27, 2015) and for general working capital purposes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 6th day of November, 2015.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer